FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 4, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

PRIVATE PLACEMENT ARRANGED FOR $282,000

MAX Resource Corp. is pleased to announce that it has agreed to a non-brokered private placement of 600,000 units at $0.47 per unit.  Each unit will consist of one common share and ½ of a non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.57 per share in the first year, increasing to $0.70 in the second year.  A finder’s fee may be paid in accordance with Exchange policies on a portion of this private placement, which is subject to acceptance for filing by the Exchange.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, gold and precious metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com    www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 7, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Acquisition of Utah Uranium Claims completed; Mining Interactive retained to assist with Investor Relations.

MAX Resource Corp. is pleased to announce that the TSX Venture Exchange has accepted for filing the previously announced Option Agreement with Energex, LLC whereby MAX can acquire a 100 % interest in 27 claims totaling 540 acres in Juab County, Utah (the “PPCO” claims).   In addition, MAX has staked additional claims around the original 27 PPCO uranium claims, bringing the total area of the project to 195 lode claims comprising 3,900 acres.  The Company has applied for drill permits in anticipation of conducting an exploration program in late fall, with a view to confirming previously announced drill results achieved by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum, in the early 1980’s.

MAX is also pleased to announce that it has retained the services of Mining Interactive (“MI”), a sole proprietorship of Nick L. Nicolaas, to assist the Company in its investor relations activities.

MI offers a broad range of integrated investor, media, financial and corporate-communication services. MI is dedicated to providing its client companies with comprehensive and effective investor-relations programs, based on the client company’s specific needs.  In addition, MI assists its clients in communicating effectively with the capital markets of Canada, the United States and Europe, including fund and portfolio managers, brokers and investors.  MI’s mission and primary objective is to assist small and medium-cap companies in the Mining, Oil & Gas and Energy sectors in order to achieve optimum company shareholder-value.

MI has been retained for a one year term at $2,500 per month, plus reasonable expenses.   MAX has also agreed to grant MI an incentive stock option on 110,000 shares at an exercise price of $0.60 per share for a two year period, subject to exchange rules with regard to vesting and pricing.  A further 40,000 incentive stock options are to be granted subject to availability under the Company’s existing Stock Option Plan and priced in accordance with the market price of the Company’s shares at the time of grant.  This agreement is subject to acceptance for filing by the TSX Venture Exchange.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresourec.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  November 2, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director